SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Radware Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.05 par value per share

 (Title of Class of Securities)

M81873107

 (CUSIP Number)

Yehuda Zisapel
24 Raoul Wallenberg
Tel Aviv 69719, Israel
972-3-645-5522

and

Nava Zisapel
127 Habarzel Street
Tel Aviv 69710 Israel
972-3-7684907

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 15, 2019

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. M81873107	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Yehuda Zisapel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,635,061
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,635,061
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,635,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.50% *
14	TYPE OF REPORTING PERSON (See instructions) IN

*          Based on  46,608,376 ordinary shares outstanding as of February 17, 2019.  In addition, the 60,000 shares issuable upon exercise of options held by Mr. Zisapel were also taken into account.

13D

CUSIP No. M81873107	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS Nava Zisapel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,860,776
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,860,776
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,776
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.14% *
14	TYPE OF REPORTING PERSON (See instructions) IN

*          Based on 46,608,376 ordinary shares outstanding as of February 17, 2019.

13D

CUSIP No. M81873107	Page 5 of 6 Pages

This Amendment No. 4 amends and supplements the Statement on Schedule 13D (as amended, the “Statement”) filed on March 16, 2009, as amended and supplemented by Amendment No. 1 thereto filed on February 17, 2011, Amendment No. 2 thereto filed on April 8, 2013 and Amendment No. 3 filed on February 27, 2018 in respect of the ordinary shares, par value NIS 0.05 per share (hereinafter referred to as “Ordinary Shares”) of Radware Ltd., a company organized under the laws of the State of Israel (the “Company”).

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The Company has advised the Reporting Person that there were 46,608,376 Ordinary Shares outstanding on February 17, 2019.  When calculating the percentage of outstanding shares held by Yehuda Zisapel, the 60,000 shares issuable upon exercise of the options exercisable as of February 19, 2019 or within 60 days thereafter are also taken into account.

(a) Yehuda Zisapel is the beneficial owner of 1,635,061 Ordinary Shares, which constitute approximately 3.50% of the outstanding Ordinary Shares.  Of the Ordinary Shares beneficially held by Mr. Zisapel, (i) 1,575,061 Ordinary Shares are held directly by Mr. Zisapel; and (ii) 60,000 are issuable upon the exercise of options that are exercisable as of February 19, 2019 or within 60 days thereafter.

Nava Zisapel is the beneficial owner of 2,860,776 Ordinary Shares, which constitute approximately 6.14% of the outstanding Ordinary Shares. Of the Ordinary Shares beneficially held by Ms. Zisapel, (i) 2,592,943 are held directly by Ms. Zisapel; and (ii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 100% by Ms. Zisapel.

Each of the Reporting Persons disclaims beneficial ownership of the Ordinary Shares held by the other Reporting Person.

(b) Subject the agreement described below in Item 6, (i) Yehuda Zisapel has sole power to vote or direct the vote and to dispose or direct the disposition of 1,635,061  Ordinary Shares; (ii) and Nava Zisapel has sole power to vote or direct the vote and to dispose or direct the disposition of 2,860,776 Ordinary Shares,.

13D

CUSIP No. M81873107	Page 6 of 6 Pages

The following table sets forth all the transactions effected by the Reporting Persons during the past 60 days. All of these transactions were open market sales effected on the NASDAQ Global Select Market.

Reporting Person	Sale or Purchase	Date of Sale	Number of Ordinary Shares Sold / Purchased	Average Price Per Share

Yehuda Zisapel	Sale	February 12, 2019	7,829	$24.4
Yehuda Zisapel	Sale	February 14, 2019	49,784	$24.429
Yehuda Zisapel	Sale	February 15 2019	601	$24.5

(d) No persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: February 19, 2019

/s/ Yehuda Zisapel Yehuda Zisapel

Date: February 19, 2019

/s/ Nava Zisapel Nava Zisapel